AEROASSET
OUR EXPERTISE COMES FROM EXPERIENCE

DYNAMIC INVESTMENT STRATEGIES
CUTTING EDGE RESEARCH
DRIVEN BY PERFORMANCE

Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.

OUR FUND

Investment Philosophy for the Aero New Innovations Fund

The Aero New Innovations Fund is an open-end mutual fund, registered with the SEC. Aero Asset Management, LLC, the Funds investment Advisor, invests primarily in common stocks of domestic and foreign corporations with a market capitalization greater than $250 million. Aero Asset Management shall invest in companies that are providing new trends, directions and innovations in Health Care, Alternative Energy, Technology and Retail.

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FUND OVERVIEW

Fund Objective

Seeks capital appreciation by investing in domestic and foreign equities. The manager seeks to generate above market returns.



Fund Strategy

The Advisor utilizes bottom-up, fundamental research for the selection of securities seeking investments in high quality, dominant, rapidly growing companies experiencing high unit volume growth, a life cycle change or both. These companies are typically selling a unique product or service to an expanding marketplace. The advisor, generally invests in companies with revenue and earnings growth greater than 15%. In addition, the Fund shall own companies that the Advisor believes has sustainable and improving operating margins, a reasonable valuation compared to similar companies, strong free cash flow, low debt, high barriers to entry and a dynamic management team.

Privacy Policy

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Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.

FUND FUNDAMENTALS

Investment Objective: Seeks capital appreciation by investing in domestic and foreign equities. The manager seeks to generate above market returns.

Investment Philosophy: Fundamental □ Bottom-up
The manager invests in companies we believe:

- Are High quality, Dominant, and Rapidly growing
- Typically have above market and industry growth rates
- High Unit Volume Growth
- Life Cycle Change
- Disciplined purchase / sale process
- Strict Risk Management

Investment Process: Company Analysis
The manager typically seeks to invest in equities with the following criteria:

- Revenue / Earnings growth > 15%
- Operating Margin Outlook: Sustainable and Improving
- Solid balance sheet: Strong cash flow, Low or no debt
- High barriers to entry
- Overall market position relative to peers
- Positive catalyst preferred

Portfolio Construction

- Total Number of Positions: 25-40
- Market Capitalization: $250 million and above
- Typical Position Size
  - » Initial purchase: 2%-3%
  - » Maximum Sector Exposure: 35%

Sell Decision

- Profit taking
- Price target achieved
- Risk / reward replacement
- Strict stop loss:
  - » >10% decline - sell 50% of position
  - » >15% decline - sell entire position
- Material Change of Fact

Investor Communication

- Fund website
- Monthly and quarterly portfolio updates
- Quarterly market commentary

Contact Us via the contact form on this website, call us at 619.481.3400, or email us at INFO@AEROASSET.COM for more information and any questions you may have.

Privacy Policy

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Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.

FUND MANAGEMENT

OUR EXPERTISE COMES FROM EXPERIENCE

Vincent J. Stefano, Managing Director / Fund Manager: Mr. Stefano has been involved in the investment business since 1981. Prior to joining Aero Asset Management, LLC, in March of 2010, he was Senior Vice President / Portfolio Manager at Ten Asset Management. At that firm, Mr. Stefano was responsible for the day-to-day investment management of the long / short fundamental limited partnership.

In addition, Mr. Stefano wrote the Partnership□s monthly and quarterly review. Prior to joining Ten Asset Management, Mr. Stefano was a founding Principal and Portfolio Manager at Viewpoint Investment Partners from February of 1999 through March of 2006. During that period he was responsible for all of the day-to-day health care investments made in the firm□s domestic and offshore long / short limited partnerships and long-only institutional and individual accounts. In addition, he helped direct client relations and served as Secretary of the Board of Directors.

Prior to co-founding Viewpoint Investment Partners, Mr. Stefano was a Vice President at Wall Street Associates (April 1994 to February 1999) where he helped manage, client service and market long-only and long / short accounts. Before joining Wall Street Associates, Mr. Stefano worked at Fred Alger Asset Management (January 1989 to April 1994) where he served as President of the west coast operation based in San Francisco. Mr. Stefano holds a Bachelor of Arts degree in History and English from Canisius College in New York.

INVESTMENT SOLUTIONS

We are committed to providing world-class solutions and are not satisfied unless we exceed our client's requirements and expectations with solutions that enable them to succeed.

To invest in our fund or obtain additional information, please first review our **FUND PROSPECTUS**. In addition, information on our fund may be accessed by going to www.sec.gov



Questions? Need more information?

Investing with us is an important decision and we encourage you to discuss it with your financial advisor prior to making any investment decision. We are available to speak to you or your financial representatives from 9am to 5pm PST, Monday through Friday by calling our office at +1 877 420 8725 or by emailing us at INFO@AEROASSET.COM

OUR FUND PROSPECTUS

To open an Account with the Aero New Innovations Fund, download one of the following Applications:

- To Open a Traditional investment account Click Here
- To Open an IRA (Individual Retirement Account) Click Here
- IRA Plan Booklet Click Here

Additional Information

- Proxy Voting Policy Click Here
- Statement of Additional Information Click Here

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Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.

AEROASSET
OUR EXPERTISE COMES FROM EXPERIENCE

OUR LOCATION

CALIFORNIA
Downtown San Diego
402 West Broadway
Suite 2800
San Diego, California 92101

CONTACT INFORMATION



402 West Broadway, Suite 2800
San Diego, CA 92101
Telephone: +1 619 481 3470
Toll Free: +1 877 420 8725
FAX: +1 619 481 3475
E-mail: info@aeroasset.com

Please feel free to contact us for additional information on our funds or to speak to a financial representative. We welcome your questions.

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Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.

PRIVACY POLICY

What information do we collect?
We collect information from you when you fill out a form.

What do we use your information for?
Any of the information we collect from you may be used in one of the following ways:

* To personalize your experience. (your information helps us to better respond to your individual needs)
* To improve customer service. (your information helps us to more effectively respond to your customer service requests and support needs)
* To send periodic emails or newsletters.

The email address you provide, will only be used to send you information and updates pertaining to your account.

How do we protect your information?
We implement a variety of security measures to maintain the safety of your personal information when you access your personal information.

Do we use cookies?
We currently do not use cookies.

Do we disclose any information to outside parties?

We do not sell, trade, or otherwise transfer to outside parties your personally identifiable information. This does not include trusted third parties who assist us in operating our website, conducting our business, or servicing you, so long as those parties agree to keep this information confidential. We may also release your information when we believe release is appropriate to comply with the law, enforce our site policies, or protect ours or others rights, property, or safety. However, non-personally identifiable visitor information may be provided to other parties for marketing, advertising, or other uses.

Childrens Online Privacy Protection Act Compliance

We are in compliance with the requirements of COPPA (Childrens Online Privacy Protection Act), we do not collect any information from anyone under 13 years of age. Our website, products and services are all directed to people who are at least 13 years old or older.

Online Privacy Policy Only

This online privacy policy applies only to information collected through our website and not to information collected offline.

Terms and Conditions

Please also visit our Terms and Conditions section establishing the use, disclaimers, and limitations of liability governing the use of our website at www.aeroasset.com.

Your Consent

By using our site, you consent to our privacy policy.

Changes to our Privacy Policy

If we decide to change our privacy policy, we will update the Privacy Policy modification date below.

This policy was last modified on 4/08/2010

For additional information related to our Privacy Policy please review the FUND PROSPECTUS.

If there are any questions regarding this privacy policy you may contact us at the following email address or through our contact form.
INFO@AEROASSET.COM

Privacy Policy SOUND

Disclaimer: Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling toll free +1 877 420 8725. The prospectus should be read carefully before investing.

An investment in the Fund is subject to investment risks, including the possible loss of the principal amount invested. There can be no assurance that the Fund will be successful in meeting its objectives. Investment in the Fund is also subject to market risk, investment style risk, investment advisor risk, market sector risk, equity securities risk, portfolio turnover risk and small companies risk. More information about these risks and other risks can be found in the Fund's prospectus.